Exhibit 99.119

Energy Fuels Announces Presentation & Webcast at the Rodman & Renshaw Global
Investment Conference in New York City on Monday September 9, 2013 at 11:40 am (Eastern)

Toronto, Ontario – September 6, 2013

Energy Fuels Inc. (TSX : EFR) (“Energy Fuels” or the “Company”) is pleased to announce that Graham G. Moylan, Chief Financial Officer of Energy Fuels, will be presenting at the Rodman & Renshaw Annual Global Investment Conference on Monday, September 9, 2013 from 11:40 am to 12:05 pm (Eastern) at the Millennium Broadway Hotel in New York City.

For those not able to attend in person, a live webcast of Energy Fuels’ presentation may be accessed through the following link:

http://wsw.com/webcast/rrshq23/EFR

In addition, a replay of the webcast will be available on Energy Fuels’ website (www.energyfuels.com) following the completion of the presentation.

About Energy Fuels Inc.

Energy Fuels is America's largest conventional uranium producer, supplying approximately 25% of the uranium produced in the U.S. The Company is also a significant producer of vanadium. Energy Fuels operates the White Mesa Mill, which is the only conventional uranium mill currently operating in the U.S. The mill is capable of processing 2,000 tons per day of uranium ore. Energy Fuels has projects located throughout the Western U.S., including producing mines and mineral properties in various stages of permitting and development.

Additional information about Energy Fuels Inc. is available by visiting Energy Fuels' website at www.energyfuels.comor under its profile on SEDAR at www.sedar.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and “Forward Looking Information” within the meaning of applicable Canadian securities legislation, which may include, but is not limited to, statements with respect to the future financial or operating performance of the Company and its projects. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” “does not expect”, “is expected”, “is likely”, “budget” “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “does not anticipate”, or “believes”, or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “have the potential to”. All statements, other than statements of historical fact, herein are considered to be forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements express or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those anticipated in these forward-looking statements are described under the caption “Risk Factors” in the Company’s Annual Information Form dated December 20, 2012, which is available for review on the System for Electronic Document Analysis and Retrieval at www.sedar.com. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims, other than as required by law, any obligation to update any forward-looking statements whether as a result of new information, results, future events, circumstances, or if management’s estimates or opinions should change, or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Curtis Moore
Investor Relations
(303) 974-2140 Toll free: 1-888-864-2125
Email: investorinfo@energyfuels.com
Website: www.energyfuels.com